Exhibit 99.1

UTSTARCOM CLOSES DIVESTITURE OF IPTV BUSINESS

MR. WILLIAM WONG ASSUMES CHIEF EXECUTIVE OFFICER POSITION

INDEPENDENT DIRECTOR MR. XIAOPING LI ELECTED CHAIRMAN OF THE BOARD

BEIJING, August 31, 2012 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of Broadband equipment and solutions, today announced that on August 31, 2012 the Company successfully closed the previously announced divestiture of its IPTV business.  Simultaneous with the closing, Mr. William Wong has assumed the positions of UTStarcom’s Chief Executive Officer and director on the Board of Directors.  In addition, Mr. Xiaoping Li, Lead Independent Director, has been elected as Chairman of the Board by the Directors of the Company.

UTStarcom announced its intention to divest its IPTV equipment business on July 27, 2012 as part of a Board plan to transition the Company into higher growth, more profitable areas that the Board believes will enhance the value of the business.  With the closure of the divestiture, the IPTV equipment business has become a privately-held, standalone company.  Upon meeting the requirements for discontinued operations, UTStarcom will report results from the IPTV division separately as discontinued operations in the third quarter of 2012 and for all comparable periods.  Also, Mr. Jack Lu has left UTStarcom as planned in order to lead the IPTV equipment business.  Mr. Lu has also resigned from the Company’s Board of Directors.

Mr. William Wong assumed the CEO position in line with a previously announced management transition that temporarily named him as Chief Operating Officer.  Mr. Wong brings more than 25 years of technology sector experience and has served in many executive positions, including as Chief Executive Officer of Borqs International, which produces software platforms for mobile operators and chip manufacturers.  He also served on UTStarcom’s Board from September 2010 until December 2011.

“The completion of this transaction is a significant milestone for UTStarcom,” said Mr. Xiaoping Li, Chairman of the Board.  “It is an important step in streamlining the Company’s product portfolio in favor of a dynamic set of businesses.  We are pleased to complete it according to the timeline we originally envisioned, and to move on to the next phase of the Company’s transformation.”

“We welcome Mr. Wong as UTStarcom’s new CEO,” continued Mr. Li.  “He has been instrumental in developing the strategic initiatives we have taken to date, and has demonstrated long-term thinking that will be invaluable in leading UTStarcom to new levels of success.  Also, we thank Mr. Lu for his leadership and wish him every success in developing the IPTV business into a market leading technology and service provider.”

Mr. William Wong, UTStarcom’s new CEO, stated, “I am honored and excited to lead UTStarcom through its business transformation and build a more growth oriented business.  We have taken an important step in closing the IPTV divestiture, but it is only the first step.  I look forward to working with the Board and management team to find new ways of providing value to our customers and generating returns for our shareholders.”

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of Broadband equipment and solutions for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. With a new management team in 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. UTStarcom has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Safe Harbor Statement

This release includes forward-looking statements, including statements regarding the Company’s transition into a higher growth business and expectations regarding the accounting for the IPTV divestiture. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These include risks and uncertainties regarding the Company’s ability to deliver and capitalize on the opportunities of the higher growth business, to realize anticipated benefits of the divestiture, to execute on its business plan and to manage regulatory matters as well as risk factors identified in its latest Annual Report on Form 20-F and Current Reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

Contacts:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

jouyang@utstar.com

FTI Consulting, Inc.

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com